UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 16)*

LIFEWAY FOODS, INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

531914109

(CUSIP Number)

Edward Smolyansky
1219 N Wells St

Chicago, IL 60610

(847) 967-1010

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 19, 2023

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D CUSIP No. 531914109

1.	Names of reporting persons Ludmila Smolyansky

2.	Check the appropriate box if a member of a group (see instructions)
	(a)	[X]
	(b)	[_]

3.	SEC use only

4.	Source of funds (see instructions) OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) [_]
6.	Citizenship of place of organization United States

Number of shares beneficially owned by each reporting person with	7.	Sole voting power 1,952,130

	8.	Shared voting power 0

	9.	Sole dispositive power 1,952,130

	10.	Shared dispositive power 0

11.	Aggregate amount beneficially owned by each reporting person 1,952,130

12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) [_]

13.	Percent of class represented by amount in Row (11) 13.3%

14.	Type of reporting person (see instructions) IN

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SCHEDULE 13D CUSIP No. 531914109

1.	Names of reporting persons Edward Smolyansky

2.	Check the appropriate box if a member of a group (see instructions)
	(a)	[X]
	(b)	[_]

3.	SEC use only

4.	Source of funds (see instructions) OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) [_]
6.	Citizenship of place of organization United States

Number of shares beneficially owned by each reporting person with	7.	Sole voting power 2,182,772

	8.	Shared voting power 500,000

	9.	Sole dispositive power 2,182,772

	10.	Shared dispositive power 500,000

11.	Aggregate amount beneficially owned by each reporting person 2,682,772

12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) [_]

13.	Percent of class represented by amount in Row (11) 18.3%

14.	Type of reporting person (see instructions) IN

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SCHEDULE 13D CUSIP No. 531914109

1.	Names of reporting persons The Edward Smolyansky Trust 2/2/16

2.	Check the appropriate box if a member of a group (see instructions)
	(a)	[X]
	(b)	[_]

3.	SEC use only

4.	Source of funds (see instructions) OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) [_]
6.	Citizenship of place of organization United States

Number of shares beneficially owned by each reporting person with	7.	Sole voting power 833,333

	8.	Shared voting power 0

	9.	Sole dispositive power 833,333

	10.	Shared dispositive power 0

11.	Aggregate amount beneficially owned by each reporting person 833,333

12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) [_]

13.	Percent of class represented by amount in Row (11) 5.7%

14.	Type of reporting person (see instructions) OO

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AMENDMENT NO. 16 to SCHEDULE 13D

This Amendment No. 16 further amends and supplements the Schedule 13D filed by Ludmila Smolyansky and Edward Smolyansky (together with The Edward Smolyansky Trust 2/2/16, the “Filing Persons”). This Amendment No. 16 is being filed by the Filing Persons for the purpose of providing the additional information set forth below.

ITEM 2.	Identity and Background

Item 2 is hereby amended and supplemented by the addition of the following:

On May 16, 2023, Ludmila Smolyansky resigned her position as a director of Lifeway Foods, Inc. (the “Company”). Her principal business address is c/o Edward Smolyansky, 1219 N Wells St, Chicago, IL 60610. Her present principal occupation is businessperson, and she is not presently employed.

Item 4.	Purpose of Transaction

Item 4 is hereby amended and supplemented by the addition of the following:

On March 16, 2023 and March 17, 2023, Mr. Smolyansky notified the Company, in accordance with the Company’s bylaws, that he intended to nominate seven candidates for election as directors at the Company’s 2023 Annual Meeting of Shareholders (the “2023 Annual Meeting”) and that he intended to solicit proxies in accordance with the relevant conditions of Rule 14a-19 under the Securities Exchange Act of 1934 (the “Exchange Act”).

On April 14, 2023, the Company filed a lawsuit against Ludmila Smolyansky and Mr. Smolyansky in the Circuit Court of Cook County, Illinois. The Company alleged, among other claims, that Ludmila Smolyansky and Mr. Smolyansky breached the Settlement Agreement, dated as of July 27, 2022, as amended, among the Company, Ludmila Smolyansky and Edward Smolyansky (the “Settlement Agreement”) and certain other contractual obligations. In addition, the Company disclosed in its complaint that, as of the date of its filing, the Company had still not engaged a financial advisor.

On April 30, 2023, the Company filed a definitive proxy statement with the Securities and Exchange Commission (the “SEC”) with respect to the 2023 Annual Meeting, which disclosed that the 2023 Annual Meeting had been scheduled for June 15, 2023.

On May 5, 2023, Mr. Smolyansky again notified the Company, in accordance with the Company’s bylaws, that he intended to nominate seven candidates for election as directors at the 2023 Annual Meeting, and that he intended to solicit proxies in accordance with the relevant conditions of Rule 14a-19 under the Exchange Act.

On May 19, 2023, Mr. Smolyansky filed a definitive proxy statement with the SEC, pursuant to which he intends to solicit proxies for the election of the seven director nominees named in his notices to the Company.

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ITEM 5.	Interest in Securities of the Issuer

Item 5 is hereby amended and supplemented by the addition of the following:

(a)	As of May 19, 2023, Ludmila Smolyansky may be deemed for purposes of Rule 13d-3 under the Exchange Act, to be the beneficial owner of 1,952,130 shares of Common Stock, representing approximately 13.3% of the outstanding shares of Common Stock, Edward Smolyansky may be deemed to be the beneficial owner of 2,682,772 shares of Common Stock, representing approximately 18.3% of the outstanding shares of Common Stock, the Trust may be deemed to be the beneficial owner of 833,333 shares of Common Stock, representing approximately 5.7% of the outstanding shares of Common Stock, and the Filing Persons together may be deemed to be the beneficial owners of an aggregate of 4,847,902 shares of Common Stock, representing approximately 31.6% of outstanding shares of Common Stock. The foregoing percentage calculations were based on 14,656,155 shares outstanding as of May 10, 2023, as reported by the Company on its Quarterly Report on Form 10-Q for the quarter ended March 31, 2023, as filed with the SEC.

(b)	Ludmila Smolyansky has sole power to vote or to direct the vote of, and sole power to dispose or direct the disposition of, 1,952,130 shares of Common Stock. Edward Smolyansky has sole power to vote or direct the vote of, and sole power to dispose or direct the disposition of, 2,182,772 shares of Common Stock, which includes the 833,333 shares beneficially owned by the Trust, and shared power to vote or direct the vote of, and shared power to dispose or direct the disposition of, 500,000 shares of Common Stock, which are held by Smolyansky Family Holdings LLC. Edward Smolyansky disclaims beneficial ownership of shares held by Smolyansky Family Holdings LLC, except to the extent of any pecuniary interest therein. The Trust has sole power to vote or direct the vote of, and sole power to dispose or direct the disposition of, 833,333 shares of Common Stock.

(c)	Except as set forth below, there have been no transactions in the shares of Common Stock by any of the Filing Persons during the past sixty days:

Date	Reporting Person	Amount Acquired (Disposed)	Price Per Share	Type of Transaction
March 28, 2023	Edward Smolyansky	(5,000)	$5.95	Open market sale
March 28, 2023	Edward Smolyansky	(13,000)	$5.90	Open market sale
March 28, 2023	Edward Smolyansky	(7,300)	$6.00	Open market sale
March 28, 2023	Edward Smolyansky	(1,100)	$5.96	Open market sale
March 28, 2023	Edward Smolyansky	(1,600)	$5.91	Open market sale
March 30, 2023	Edward Smolyansky	(10,000	$6.00	Open market sale
March 30, 2023	Edward Smolyansky	(786)	$6.05	Open market sale
March 30, 2023	Edward Smolyansky	(200)	$6.02	Open market sale
March 30, 2023	Edward Smolyansky	(14)	$6.02	Open market sale
March 30, 2023	Edward Smolyansky	(4,000)	$6.01	Open market sale
March 30, 2023	Ludmila Smolyansky	(125,000)	$6.00	Open market sale
March 31, 2023	Edward Smolyansky	(30,000)	$6.00	Open market sale
May 16, 2023	Edward Smolyansky	(10,000)	$6.00	Open market sale
May 17, 2023	Edward Smolyansky	(5,000)	$6.03	Open market sale

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SIGNATURES

After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: May 19, 2023	/s/ Ludmila Smolyansky Ludmila Smolyansky

Date: May 19, 2023	/s/ Edward Smolyansky Edward Smolyansky

THE EDWARD SMOLYANSKY TRUST 2/2/16

Date:May 19, 2023	By: /s/ Edward Smolyansky Name: Edward Smolyansky
Title: Trustee

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